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19006035

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirae Asset Wealth Management (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3701 Wilshire Blvd., Suite 101
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Youn Kwang Woo, CEO (213) 262-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

4695 MacArthur Court, Suite 1600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 22 2019

Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Youn Kwang Woo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirae Asset Wealth Management (USA) Inc., as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

CEO

Title

See Attached Notary Acknowledgment Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On 3-21-2019 before me, J.R. Atlas, Notary Public
(insert name and title of the officer)

personally appeared Youn Kwang Woo,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

J. R. ATLAS
Notary Public - California
Los Angeles County
Commission # 2277039
My Comm. Expires Mar 5, 2023

Signature [signature] (Seal)

GRANT THORNTON LLP

4695 MacArthur CT #1600
Newport Beach, CA 92612

D +1 949 553 1600
F +1 949 553 0168

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Mirae Asset Wealth Management (USA) Inc.

Opinion on the financial statements
We have audited the accompanying consolidated statement of financial condition of Mirae Asset Wealth Management (USA) Inc. and subsidiaries (the "Company") as of December 31, 2018, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the

Grant Thornton

overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2018.

Newport Beach, California
March 20, 2019

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 5,347,902
Accounts receivable	115,744
Dividend receivable	1,390,680
Interest receivable	522,179
Prepaid expenses and other current assets	316,260
Total Current Assets	7,692,765
Investments:	
Investments, at fair value	147,897,633
Equity securities without readily determinable fair value	90,000,000
Loans held for investment	45,000,000
Held-to-maturity debt securities	5,733,500
Property and equipment, net	78,405,087
Deferred tax asset	991,792
Margin deposit	1,471,602
Security deposit	28,885
TOTAL ASSETS	$ 377,221,264

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 723,551
Current tax liability	858,626
Deferred rent, current portion	99,332
Total Current Liabilities	1,681,509
LONG-TERM LIABILITIES	
Note payable	42,100,000
Deferred rent, net of current portion	236,359
Security deposit - tenant	8,189
Total Long-term Liabilities	42,344,548
TOTAL LIABILITIES	44,026,057
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, par value $ 0.01; 100 shares authorized, 70 issued, and 70 outstanding	-
Additional paid-in capital	320,000,000
Retained earnings	13,195,207
TOTAL STOCKHOLDER'S EQUITY	333,195,207
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 377,221,264

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc)
CONSOLIDATED STATEMENT OF OPERATIONS
For The Year Ended December 31, 2018

REVENUES	
Arrangement revenue	$ 628,425
Advisory revenue	416,687
Rental income	265,123
Realized gain on derivative instruments	759,000
Dividend and interest income	5,916,302
Realized gain (loss) on investment, net	26,247,838
Unrealized gain (loss) on investment, net	(11,596,886)
TOTAL REVENUES	22,636,489
EXPENSES	
Compensation expenses	2,333,402
Sub-manager fee	955,035
Professional fees	881,074
Foreign currency transaction expense	545,000
Occupancy	348,194
Depreciation and amortization	236,992
Meals, travel, and entertainment	187,043
Communications & data processing	118,051
Promotion cost	81,868
Regulatory expense	63,042
Office expense	56,451
Interest expense	54,157
Insurance	27,218
Other expenses	62,823
TOTAL EXPENSES	5,950,350
Net income before income tax expense	16,686,139
Income tax expense	4,572,456
NET INCOME	$ 12,113,683

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
CONSOLIDATED STATEMENT OF CHANGES TO STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2018

	Common Stock		Additional		
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2017	70	$ -	$320,000,000	$ 1,081,524	$321,081,524
Net income	-	-	-	12,113,683	12,113,683
Balance as of December 31, 2018	70	$ -	$320,000,000	$ 13,195,207	$333,195,207

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,113,683
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	236,992
Loss on disposal of asset	40
Bad debt expense	10,265
Unrealized (gain) loss on investment, net	11,596,886
Realized (gain) loss on investment, net	(26,247,838)
Foreign currency exchange rate (gain) loss, net	194,000
Change in operating assets and liabilities	
Proceeds from sales of investments - at fair value	1,289,854,647
Purchases of investments – at fair value	(1,092,205,347)
Accounts receivable	(41,439)
Dividend receivable	(1,390,680)
Interest-bearing deposits	1,916
Interest receivable	(522,179)
Prepaid expenses and other current assets	1,282
Deferred tax asset	(1,171,202)
Margin deposit	(1,471,602)
Security deposit	11,851
Accounts payable and accrued expenses	307,164
Investment management fee payable, related	(886,073)
Current tax liability	858,626
Deferred rent	(35,884)
Security deposit - tenant	(3,219)
NET CASH PROVIDED BY OPERATING ACTIVITIES	191,211,889
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equity securities without readily determinable fair value	(90,000,000)
Purchases of investments - at fair value	(10,215,000)
Proceeds from held-to-maturity debt securities	17,890,500
Purchases of held-to-maturity debt securities	(23,818,000)
Purchases of loans held for investment	(45,000,000)
Purchases of property and equipment	(35,011,926)
NET CASH USED IN INVESTING ACTIVITIES	(186,154,426)
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,057,463
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	290,439
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 5,347,902
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 54,157
Taxes	$ 4,872,379
Non-cash investing activities:	
Purchase of building through promissory note	$ 42,100,000

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. ORGANIZATION

Mirae Asset Wealth Management (USA) Inc. (the "MAWM") is a wholly-owned subsidiary of Mirae Asset Securities Holdings (USA), Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Mirae Asset Daewoo Co. Ltd. (the "Ultimate Parent"). MAWM has wholly owned subsidiaries Mirae Asset Securities and Investments (USA), LLC (MASI) and HGX (USA), LLC (HGX) who each make capital investments for the sole benefits for the individual subsidiaries. Additionally, MASI has a 100% beneficial interest in Mirae Asset Properties I, DST (Trust). The purpose of the trust is to own a building leased by a third-party and conduct all business transactions related to the building. MASI, HGX, and the Trust are consolidated by MAWM (collectively, the "Company").

MAWM is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, MAWM is a member of the Securities Investor Protection Corporation ("SIPC"). Neither MASI, HGX nor the Trust are broker-dealers registered with the SEC.

MAWM was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. MAWM executes and clears its U.S. securities trades through a third-party clearing broker. Non-U.S. security trades clear through its affiliates. These trades are settled on a delivery versus payment basis. MAWM also provides investment advisory and research services to institutions in the U.S. investing in the emerging markets.

MAWM is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Consolidation Policy – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company accounts and transactions of consolidated subsidiaries have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents—The Company's cash is held at a major U.S. bank and investment brokerage company. For the purpose of the consolidated statement of cash flows, the Company considers cash equivalents to include short-term, highly liquid investments with original maturity of three months or less. The Company maintains cash balances with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2018, the Company has uninsured cash of $4,626,145.

Accounts Receivable – Accounts receivable are customer obligations due under normal contract terms. Management reviews accounts receivable on a regular basis, based on contracted terms to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes that the Company's accounts receivable is all collectible.

Investments – The Company's investments are comprised of debt investments, including commercial paper, mezzanine real estate loans and other debt securities and equity securities, including preferred stock investments, mutual funds, hedge funds and private equity funds. Investment transactions are accounted for on a trade date basis. Realized gains and losses and movements in unrealized gains and losses are recognized in the consolidated statement of operations and determined on a first-in-first-out ("FIFO") basis. Investments held will earn dividend income which is recognized on the ex-dividend date and interest income is recognized on an accrual basis. For investments held at fair value, movements in fair value are recorded in the consolidated statement of operations at each valuation date.

MAWM is considered to be a broker-dealer within the scope of ASC 940 *Financial Services – Brokers and Dealers* ("ASC 940"), which require investments to be held at fair value through the consolidated statement of operations. MAWM's wholly owned subsidiaries, including MASI and HGX, are not considered to be broker-dealers within the scope of ASC 940 and, as such, the investments held in those entities are accounted for in accordance with ASC 320 *Investment - Debt Securities* ("ASC 320"), ASC 321 *Investment – Equity Securities* ("ASC 321") and ASC 310 – *Receivables* ("ASC 310").

The Company accounts for its investment purchases and sales on the consolidated statement of cash flows based upon the intended purpose of the investment. Purchases and sales of investments made for the purposes of trading, short-term capital appreciation or those held in MAWM are treated as operating activities in the consolidated statement of cash flows. Purchases and sales of investments made for the purposes of interest and dividend income and long-term capital appreciation are treated as investing activities in the consolidated statement of cash flows.

Equity securities – Investments with a readily determinable fair value are held at fair value through the consolidated statement of operations. Investments, including hedge fund and private equity fund investments, having the attributes of investment companies are valued using the reported net asset value ("NAV") per share as of the reporting date in accordance with the "practical expedient" provisions of ASC 820, *Fair Value Measurements and Disclosures.* The Company does not classify investments measured using the NAV practical expedient within the fair value hierarchy. Equity investments without a readily determinable fair value are carried at cost less impairment. Adjustments to this carrying value are made whenever there are observable price changes in orderly transactions for the identical or similar investments of the same issuer.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (Continued) – *Debt securities* – Debt securities are accounted for in accordance with ASC 940 and ASC 320. ASC 320 requires that the Company classify its investments as either (i) held-to-maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. Securities are accounted for as held-to-maturity only if the Company has the intent and ability to hold the debt securities to maturity. ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the consolidated statement of operations. For available for sale securities, only realized gains and losses are recognized in the consolidated statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income ("OCI"). Held-to-maturity securities are carried at amortized cost and are assessed for impairment at each reporting date.

Loans held for investment – Loans held for investments represent mezzanine loans secured by commercial real estate and are held at amortized cost. The Company establishes and maintains a general allowance for loan losses inherent in the loan portfolio at the reporting date and, where appropriate, a specific allowance for loan losses for loans that the Company has determined to be impaired at the reporting date. An individual loan is considered impaired when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan.

Derivative Financial Instruments – All derivative financial instruments are recognized as either assets or liabilities at their fair value in the consolidated statement of financial condition with the changes in the fair value reported in current-period earnings. The company entered into various foreign currency swap agreements with Mirae Asset Securities (UK) Ltd., its sister company. See **Note 4** for the arrangement of the derivative financial instrument.

Variable Interest Entities – The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities. The approach focuses on identifying which enterprise has the power to direct the activities the most significantly impact the variable interest entity's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity. In the event that we are the primary beneficiary of a variable interest entity, the assets, liabilities, and results of the operations of the variable interest entity will be included in the Company's consolidated financial statements.

Leases – Rent expense under non-cancelable operating leases with scheduled rent increases or free rent periods is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession (which is generally when the Company has unlimited access to the space). The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred rent liability. Construction allowances and other such lease incentives are recorded as tenant allowance and are amortized on a straight-line basis as a reduction of rent expense. The Company earns rental income from non-cancelable lease agreements with its subtenants, including a related party.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over three to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease. The Company's building is stated at cost and will be depreciated using the straight-line method of fifty years. The land related to the building and the capitalized closing costs associated with the land are stated at cost and is not depreciable.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes*). Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognized lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted standard on its required effective date of January 1, 2019 using the modified retrospective approach. The expected impact will be the recognition of a right-of-use asset and lease liability of approximately $1.0 million - $2.0 million in consolidated statement of financial condition.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). This standard introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments. It requires an entity to estimate lifetime expected credit losses, under the new CECL model based on relevant information about historical events, current conditions, and reasonable and supportable forecasts. The guidance modifies the impairment model for available-for-sale debt securities, and provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

The new standard becomes effective January 1, 2021 including interim periods, and early adoption is permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of the adoption of the provisions of ASU 2016-13.

Recently Adopted Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue From Contracts With Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is permitted, but not earlier than the original effective date. The updated standard was effective for fiscal years and interim periods beginning after December 15, 2017. The FASB has subsequently issued several amendments to the standard, including clarifying the guidance on assessing principal versus agent based on the notion of control, which affects recognition of revenue on a gross or net basis. These amendments have the same effective date and transition requirements as ASU 2014-09.

The Company adopted the standard on its required effective date of January 1, 2018 using the modified retrospective approach. The adoption had no impact on revenue recognition from their advisory and arrangement revenues. Dividends and interest, rental income, and gains and losses on investments and derivative instruments are explicitly scoped out from this standard.

In January 2016, FASB issued Accounting Standards Update (ASU) 2016-01. Under the new guidance, entities have to measure equity investments (except those accounted for under the equity method, those that result in consolidation for the investee and certain other investments) at fair value and recognize any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in Accounting Standards Codification (ASC) 820 to estimate fair value using the net asset value (NAV) per share (or its equivalent) of the investment, the guidance provides a new measure alternative. Entities may choose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similarly investment of the same issuer. The new standard was effective for fiscal years beginning after December 15, 2017. Entities excluded from this guidance are brokers and dealers in securities (ASC 940).

The Company adopted this guidance on January 1, 2018. The guidance is applied to equity investments (see **Note 6**), and to the extent an investment does not have a readily determinable fair value and does not qualify for the existing practical expedient, the investment is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similarly investment of the same issuer.

3. REVENUES

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the period ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Arrangement Revenue

Arrangement revenue represents revenues earned from arranging the issuance of and placing newly created financial instruments. Fees are earned from either the buyer or seller of the financial instrument. Arrangement revenue is recognized when all services have been provided and payment is earned, which is typically when the agreement to buy or sell the financial instruments has been executed.

During the year ended December 31, 2018, the Company earned arrangement revenue from two arrangements totaling $628,425. Both arrangements were considered related party transactions (see **Note 4**).

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts using an investment advisory reporting platform. The Company provides ongoing investment advice and performs administrative services on these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's investment advisory services is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. The value of the client portfolio can be determined on a monthly basis.

3. REVENUES (CONTINUED)

The Company provides advisory services to select clients through a third-party investment manager who manage their clients' investment portfolio. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees.

The Company is charged by third-party investment advisors based on a percentage of the market value of the eligible assets in the clients' advisory accounts. These fees are included in sub-manager fee noted in the consolidated statement of operations.

Dividends and Interest Income

The Company earns interest income from their held-to-maturity debt investments, certificate deposits, margin deposit, and bank savings accounts. Additionally, dividend income is earned from mutual funds and equity investments. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Rental Income

Rental income is earned on a straight-line basis from its subtenants and third-party arrangement. The Company earns rental income from three customers. Two rental agreements as sublease arrangements, one of which is a related party (**Note 4**). The third-party arrangement is related to the building lease held by the Trust.

Realized and Unrealized Gains (Losses)

The Company earns realized gains (losses) from the sale or settlement of investments and derivatives instruments. The Company recorded unrealized gains (losses) from changes in fair value of financial instruments held at fair value. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers.

4. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities and Hong Kong/Chinese securities through the ultimate Parent and the Parent, respectively. Commissions on such securities transactions for customers are collected directly by the respective related party from the customers and remitted periodically to the Company. There was no such commission income from the arrangements with the related parties for the year ended December 31, 2018.

The Company had an investment management agreement with Mirae Asset Global Investments (USA), LLC, a sister company, to manage the Company's investment portfolio. The related party charges a base fee, which is an annual rate of 30 bps of the average daily value of net assets and a performance fee based on returns above a set hurdle rate. The total management fee expenses were $844,227 for the year ended December 31, 2018, and there was no remaining outstanding amount as of December 31, 2018.

4. RELATED PARTY TRANSACTIONS (CONTINUED)

The management fee expense is included in the consolidated statement of operations as sub-manager fee. In May 2018, the Company terminated its investment management agreement with its sister company. All fees recognized were accrued and remaining fees were paid through December 31, 2018.

The Company's wholly owned subsidiary MASI holds 100% of the beneficial interest in the Trust. There are two trustees of the Trust, which are MASI and its related party Mirae Asset Real Estate Partners I, LLC (MAREP), which was created by its sister company Mirae Asset Global Investments (USA), LLC. MAREP sole purpose as a trustee is to carry out the duties in the Trust directed by MASI. There have been no fees paid to MAREP during the year ended December 31, 2018.

The Company's wholly owned subsidiary HGX invested in an entity in the amount of $90,000,000 in return of 9,000 preferred stock shares and 6% voting interest. Additionally, its related parties each invested $270,000,000 in common shares and $140,000,000 in preferred shares. The Company and its related parties hold 100% of the common and preferred shares in the investee. These proceeds were used to acquire a ETF solutions provider. This investment relates to note 6. Lastly, the investee declared a dividend in December 2018. The dividend income accrued at the end of December 31, 2018 was $1,390,680.

The Company earned an arrangement fee of $570,000 for arranging $40,000,000 of investments notes. The Parent contributed $5,000,000 of the $40,000,000 arranged by the Company. In addition, the Company sold an investment note to a related party for €15,000,000. For arranging the sale of the investment note, the related party paid the Company $58,425.

The Company subleases its office space to Mirae Asset Global Investment (USA), LLC with a base rental income of $7,381 per month plus parking, expiring April 2021. Total rental income from the related party was $92,819 for the year ended December 31, 2018.

During the year, the Company's hedge funds, mutual funds, and ETFs were managed by related parties. The Company purchased a $50,000,000 investment in a hedge fund and $17,029,475 of ETFs and sold a mutual funds and ETFs for total proceeds of $4,461,373 and $15,133,361, respectively. From the hedge fund, mutual fund, and ETFs the Company earned realized and unrealized gains (losses), net for a combined loss of $7,118,566 for the year ended December 31, 2018. The value of the hedge fund was $45,526,260 as of December 31, 2018.

The Company entered foreign currency swap with Mirae Asset Securities (UK) Ltd., its sister company. The purpose of the swap is to hedge the Company's risk in fluctuation's in repayments of principal and interest in its private investment note (see **Note 7**). As part of entering into these swap arrangements, the Company made a margin deposit as collateral with its sister company. As of December 31, 2018, the Company has $1,471,602 in margin deposit related to the swap agreement, of which $282,500 is required for the swap arrangement and $1,189,102 in excess of the margin deposit. The company entered into various swap agreements with its sister company that expired on June 2018 and November 2018, respectively. The Company earned a realized gain of $759,000 from the expired swaps, which is included in the consolidated statement of operations.

5. FAIR VALUE

The Company accounts for certain assets and liabilities in accordance with ASC 820, *Fair Value Measurement and Disclosures* that establishes a framework for measuring fair value. The framework defines fair value, and expands disclosures about fair value measurement. The standard provides a consistent definition of fair value which focuses on an exit price between market participants in an orderly transaction as prescribed by the guidance.

The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurement based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. The type of assets and liabilities in Level I include listed equities and other securities held in the name of the Company and exclude listed equities and other securities held indirectly through commingled funds.

Level II - Pricing inputs, including broker quotes, are generally those other than exchange quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the asset and liabilities and include situations where there is little, if any market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation. Assets and liabilities that are included in this category generally include privately held investments and partnership interests.

While the Company believes its valuation, methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year end December 31, 2018, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

5. FAIR VALUE (CONTINUED)

Recurring Fair Value Measurements

The assets measured at fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below as of December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total Investments
Mutual funds - trading	$ 47,012,885	$ -	$ -	$ 47,012,885
Commercial paper	45,158,488	-	-	45,158,488
Certificate deposits	200,000	-	-	200,000
	$ 92,371,373	$ -	$ -	$ 92,371,373

Investments measured at NAV (practical expedient)	
Hedge fund(a)	$ 45,526,260
Private equity fund (b)	$ 10,000,000
Total investments, at fair value	$ 147,897,633

(a) This category includes investments in a hedge fund, which is made up of 100% of equity securities. The Company can withdraw all or a partial percentage from its investment. The investment can be redeemed on a monthly basis, with a redemption notice of 30 days. This investment has no unfunded commitments at year end.

(b) This fund is comprised of one investment in a private company. Shares of the fund may be redeemed as of the first business day of any calendar month at the net asset value per share calculated on the valuation day immediately preceding such redemption day. Redemptions are only paid-in-kind in the form of the shares of the private company investment of the fund. No redemptions are paid in cash. This investment has no unfunded commitments at year end.

The fair value of the mutual funds, commercial paper, certificate deposits are the market value based on quoted market prices. Hedge fund and private equity fund are valued at net asset value (NAV) of the fund provided by the issuer and based on the fair value of the underlying investments which are readily determinable. The company earned from their investments dividend income, interest income, realized gains (losses), net, and unrealized gains (losses), net a combined total of $20,567,254.

5. FAIR VALUE (CONTINUED)

Fair Value of Financial Instruments Carried at Other Than Fair Value

The following table provides fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued dividend income, and payables. The estimated fair value of the excluded financial instruments approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. The estimated fair value of the note payable approximates the fair value due to the fact that the agreement was entered into near the end of the year with minimal changes in interest rates or credit quality.

The assets carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows as of December 31, 2018:

Assets	Carrying Value	Level 2	Level 3	Total Estimate Fair Value
Equity securities without readily determinable fair value	$ 90,000,000	$ -	$ 91,309,320	$ 91,309,320
Loans held for investment	45,000,000	45,000,000	-	45,000,000
Held-to-maturity debt securities	5,733,500	5,733,500	-	5,733,500
	$ 140,733,500	$ 50,733,500	$ 91,309,320	$ 142,042,820

6. INVESTMENT – EQUITY SECURITY WITHOUT READILY DETERMINABLE FAIR VALUE

The Company invested $90,000,000 in preferred stock, which represents 39% of preferred stock outstanding and provides 6% voting interest. The ownership in preferred shares is in a holding company which owns an ETF solutions provider. This equity investment does not have a readily determinable fair value and does not qualify for the existing practical expedient under ASC 820. Additionally, this preferred stock investment does not qualify for equity method accounting since it is not substantially similar to common stock due to a substantive liquidation preference. Therefore, the investment is accounted at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Declared dividends is at 6% of the original issue price per share of preferred shares per annum. Dividends will be paid no later than one hundred days after the last day of each such fiscal year. The preferred shares shall not bear interest on any accrued and unpaid dividends. Dividends are recognized in the consolidated statement of operations when declared and totaled $1,390,680 for the year ended December 31, 2018 and the dividend receivable as of December 31, 2018 was $1,390,680.

7. HELD-TO-MATURITY SECURITIES

This is comprised of one private investment note that was made on May 2018. The note is denominated in euros and is carried at cost because the Company has both the intent and the ability to hold investments to maturity. Interest on the note pays on a semi-annual basis at rate of 6.80%. The entire note is due in May 2021. The balance at the end of December 31, 2018 was $5,733,500. Additionally, the Company's wholly owned subsidiary, MASI, entered into a foreign currency swap with its sister company Mirae Asset Securities (UK) Ltd, to hedge MASI's risks in fluctuation in repayments of principal and interest in its private investment note. MASI earned a realized gain of $759,000 from an expired swap on November 2018.

8. LOANS HELD FOR INVESTMENT

Note A is a private investment note that was made on August 2018. Interest on the note pays on a monthly basis at rate of 4.30% plus 1-month LIBOR. The entire note is due in August 2020 with five one-year extensions not to exceed seven years from commencement. The balance at the end of December 31, 2018 was $20,000,000.

Note B is a private investment note that was made on September 2018. Interest on the note pays on a monthly basis at rate of 9.00% plus 1-month LIBOR. The entire note is due in September 2020 with five one-year extensions not to exceed seven years from commencement. The balance at the end of December 31, 2018 was $15,000,000.

Note C is a private investment note that was made on October 2018. Interest on the note pays on a monthly basis at rate of 6.60% plus 1-month LIBOR in the first year and 8.04% plus 1-month LIBOR in the second year. The entire note is due in October 2020. The balance at the end of December 31, 2018 was $10,000,000.

There has been no allowance recorded against these loans and none of the loans are impaired as of December 31, 2018.

9. PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment are comprised of the following:

Building	$ 70,754,912
Land	6,319,676
Computer and office equipment	76,378
Furniture and fixture	140,115
Leasehold improvements	1,551,508
Total	78,842,589
Less accumulated depreciation and amortization	(437,502)
Property and equipment, net	$ 78,405,087

Depreciation and amortization expense for the year ended December 31, 2018 was $236,992.

10. NOTE PAYABLE

In December 2018, the Trust entered into note payable in the amount of $42,100,000 to purchase a building leased by a third party. The note bears interest at 4.21%, and interest is due monthly. The entire loan balance matures January 2025. The balance was $42,100,000 as of December 31, 2018.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2018, the Company had net capital of $11,399,957 which was $11,149,957 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 16.90 %.

12. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation up to the legal limit. The Company matches 100% of each employee's contributions up to a maximum of 6% of employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company and employees are eligible on the first of the month following 90 days of employment. The Company made $49,946 in matching contributions to the 401(k) Plan for the year ended December 31, 2018 and is included in salaries and related expenses in the accompanying consolidated statement of operations.

13. COMMITMENTS AND CONTINGENCIES

The Company leases office spaces under lease agreements expiring in 2026. Minimum rental commitments under such operating leases are as follows:

Year Ending December 31,	
2019	$ 284,989
2020	311,417
2021	251,935
2022	221,911
2023	228,010
Thereafter	682,368
Minimum lease payments	$ 1,980,630

The total rent expense for the year ended December 31, 2018 was $332,991.

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has subleased one of their office spaces to a related party under a noncancellable agreement which expires on April 30, 2021, (see **Note 4**) and requires monthly rental income from both leases of $11,024 plus utilities and parking. The minimum lease payments have not been reduced by the minimum sublease rentals of $11,024.

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection to acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

14. INCOME TAXES

Income tax expenses for the year ended December 31, 2018 is summarized as follows:

	Current	Deferred	Total
Federal	$ 3,547,346	$ (945,801)	$ 2,601,545
State	2,196,312	(225,401)	1,970,911
	$ 5,743,658	$ (1,171,202)	$ 4,572,456

The difference between the effective tax rate and the federal statutory rate was mainly due to state income taxes and change in the valuation allowance.

14. INCOME TAXES (CONTINUED)

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax asset as of December 31, 2018 is as follows:

	Total
Deferred tax assets:	
Depreciation	$ 14,402
Deferred rent	93,938
Accrued vacation	24,912
Unrealized loss	1,219,609
Net operating losses	712,991
State taxes - prior year	475,571
Less valuation allowance	(714,358)
Deferred tax asset, net	1,827,065
Deferred tax liabilities:	
Depreciation	(169,073)
Capital gain/loss	(666,200)
Deferred tax liability	(835,273)
Deferred income taxes, net	$ 991,792

The Company recorded a valuation allowance against their deferred tax assets as of December 31, 2018 due to the net operating losses related to certain state jurisdictions. The valuation increased by $485,613 for the year ended December 31, 2018. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying consolidated financial statements as of and for the year ended December 31, 2018. The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and are subject to routine examinations by the respective taxing authorities. The Company has concluded all federal income tax matters for years through 2014 and all state income tax matters for years through 2013. The tax years of 2015 to 2017 remain open to examination in federal jurisdictions. The tax years of 2014 to 2017 remain open to examination in the state jurisdictions.

15. CONCENTRATION OF CREDIT RISK

The Company had accounts receivable from one customer who individually accounted for 10% of the Company's total accounts receivable balance as of December 31, 2018.

16. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 20, 2019, the date these consolidated financial statements were issued.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
SCHEDULE I: COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

NET CAPITAL	
Total shareholder's equity	$ 333,195,207
DEDUCTIONS:	
Non-allowable assets included in the following caption from the statement of financial condition:	
Accounts receivable	115,744
Investments in subsidiaries	273,564,646
Investments, at fair value	45,526,260
Property and equipment, net	1,326,613
Deferred tax asset	991,792
Prepaid expenses and other current assets	78,136
Security deposit	28,885
Total non-allowable assets	321,632,076
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	11,563,131
HAIRCUTS ON SECURITIES POSITIONS	163,174
NET CAPITAL	$ 11,399,957
AGGREGATE INDEBTEDNESS	$ 1,926,057
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$ 11,149,957
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	16.90%

The reconciliation on the following page reports the material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2018 filed as of March 11, 2019.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
SCHEDULE I: COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2018

	Unaudited Focus Part II of Form X-17A-5		**X-17A-5 Audited Financial Statement**		**Difference**	
Non-allowable assets	$	279,501,990	$	321,632,076	$	42,130,086
Other Deductions and/or changes		42,130,086		-		(42,130,086)
Total	$	321,632,076	$	321,632,076	$	-

The above differences are due to the unaudited FOCUS Part II of Form X-17A-5 reporting non-allowable assets from the statement of financial condition which was presented on a consolidated basis while the computation of Net Capital pursuant to Rule 15c3-1 is reported on an unconsolidated basis.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
SCHEDULE II: COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i) and (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

GrantThornton

GRANT THORNTON LLP
4695 MacArthur CT #1600
Newport Beach, CA 92612

D +1 949 553 1600
F +1 949 553 0168

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Mirae Asset Wealth Management (USA) Inc.

We have reviewed management's statements, included in the accompanying "Mirae Asset Wealth Management (USA) Inc.'s Exemption Report", in which (1) Mirae Asset Wealth Management (USA) Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Newport Beach, California
March 20, 2019

MIRAE ASSET

Building on principles

Mirae Asset Wealth Management (USA) Inc
3701 Wilshire Blvd., Suite 101
Los Angeles, CA 90010
Tel: (213) 262-3800
Fax: (213) 262-3810

Mirae Asset Wealth Management (USA) Inc.'s Exemption Report

Mirae Asset Wealth Management (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report as the Company claimed exemption from 17 C.F.R. 240.15c3-3 pursuant to the provisions of 17 C.F.R. 240.15c3-3 paragraphs (k)(2)(i) and (k)(2)(ii).

2. Throughout the most recent fiscal year (January 1st, 2018 through December 31st, 2018), the Company has complied with the exemption provisions of 17 C.F.R. 240.15c3-3, paragraphs (k)(2)(i) and (k)(2)(ii) without exception.

Mirae Asset Wealth Management (USA) Inc.

I, Youn Kwang Woo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: __________
Title: President / CEO
March 2019

GrantThornton

GRANT THORNTON LLP

4695 MacArthur CT #1600
Newport Beach, CA 92612

D +1 949 553 1600
F +1 949 553 0168

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Mirae Asset Wealth Management (USA) Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Mirae Asset Wealth Management (USA) Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and check copies, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing revenues and realized and unrealized gains and losses on investment, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers detailing revenues and realized and unrealized gains and losses on investment supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively,

GrantThornton

on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Newport Beach, California
March 20, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67945 FINRA DEC
MIRAE ASSET WEALTH MANAGEMENT (USA) INC
3701 WILSHIRE BLVD., SUITE 101
LOS ANGELES, CA 90010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Park 213-262-3802

2. A. General Assessment (item 2e from page 2) $11,460.00

B. Less payment made with SIPC-6 filed (exclude interest) (2,350.00)
7/20/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $9,110.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mirae Asset Wealth Management (USA) Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 19.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$22,636,489.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	34,373,436.00
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	49,150,745.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	219,175.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$7,640,005.00
2e. General Assessment @ .0015	$11,460.00
	(to page 1, line 2.A.)